

Mailstop 4546

February 17, 2017

Via E-mail
Mr. Ronald E. Pipoly, Jr.
Chief Financial Officer
AmTrust Financial Services, Inc.
59 Maiden Lane, 43rd Floor
New York, NY 10038

Re: AmTrust Financial Services, Inc.
Form 8-K, Item 2.02
Furnished November 3, 2016
File No. 001-33143

Dear Mr. Pipoly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance